                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ---------------

                                  SCHEDULE 13G

                                 (RULE 13D-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(B)

                               (AMENDMENT NO. 1)



                              CENDANT CORPORATION
                              -------------------
                                (NAME OF ISSUER)



                    Common Stock, Par Value $ .01 Per Share
                    ---------------------------------------
                         (TITLE OF CLASS OF SECURITIES)



                                  151313-1-03
                                 --------------
                                 (CUSIP NUMBER)



                                OCTOBER 13, 1998
            -------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

       [ ]  RULE 13D-1(B)
       [ ]  RULE 13D-(C)
       [X]  RULE 13D-1(D)

------------------------                                 ----------------------

CUSIP NO. 151313-1-03                13G                   PAGE 2 OF 5 PAGES

------------------------                                 ----------------------


-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Henry R. Silverman
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                     (b) [ ]
    N/A
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
-------------------------------------------------------------------------------
  NUMBER OF        5    SOLE VOTING POWER
    SHARES
 BENEFICIALLY           20,486,622
   OWNED BY     ---------------------------------------------------------------
    EACH           6    SHARED VOTING POWER
  REPORTING
    PERSON      ---------------------------------------------------------------
     WITH          7    SOLE DISPOSITIVE POWER

                        20,486,622
                ---------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    20,486,622
-------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [ ]

-------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    2.54%
-------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
-------------------------------------------------------------------------------

CUSIP No. 151313-1-03                                        Page 3 of 5 Pages



Item 1(a) -    Name of Issuer:

               Cendant Corporation


Item 1(b) -    Address of Principal Executive Offices:

               9 West 57th Street, 37th Floor New York, NY 10019


Item 2(a) -    Name of Person Filing:

               Henry R. Silverman


Item 2(b) -    Address of Principal Business Office or, if none, Residence:

               9 West 57th Street, 37th Floor
               New York, NY  10019



Item 2(c) -    Citizenship:

               U.S.A.


Item 2(d) -    Title of Class of Securities:

               Common Stock, par value $ .01 per share


Item 2(e) -    CUSIP Number:

                151313-1-03


Item 3    -    Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

               Not Applicable


Item 4    -    Ownership.

               (a)      Amount Beneficially Owned:

                        20,486,622

               (b)      Percent of Class

                        2.54%

CUSIP No. 151313-1-03                                        Page 4 of 5 Pages


               (c) Number of shares as to which such person has:

                        (i)      Sole power to vote or to direct the vote:

                                 20,486,622

                        (ii) Shared power to vote or to direct the vote:

                                 0

                        (iii) Sole power to dispose or to direct the
                              disposition of:

                                    20,486,622

                        (iv) Shared power to dispose or to direct the
                             disposition of:

                                    0

Item 5    -    Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].


Item 6    -    Ownership of More Than Five Percent on Behalf of Another Person:

               Not Applicable


Item 7    -    Identification and Classification of the Subsidiary which
               Acquired the Security being Reported on by the Parent Holding
               Company:

               Not Applicable


Item 8    -    Identification and Classification of Members of the Group:

               Not Applicable


Item 9    -    Notice of Dissolution of Group:

               Not Applicable


Item 10   -    Certifications:

               Not Applicable

CUSIP No. 151313-1-03                                        Page 5 of 5 Pages




SIGNATURE
---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      /s/    Henry R. Silverman
                                    -----------------------------
                                       By:   Henry R. Silverman



Date:  February 12, 1999